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                                                                      EXHIBIT 3a

                              ROWAN COMPANIES, INC.

                                 Amendment Dated
                              April 27, 2001 to the
                             Bylaws of the Company,
                                   as Amended


         Section 2 of Article III of the Company's Bylaws has been amended to read in its entirety as follows;

                           Section 2. Classes of Directors and Term of
                  Office. As provided in the Certificate of Incorporation, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such class of directors of which he is a member was elected. Effective as of April 27, 2001, each class of directors, Class I, Class II and Class III, shall have three directors. Each director shall serve until his successor is elected and qualified or until death, retirement, resignation or removal for cause.